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EXHIBIT 12

THE CINCINNATI GAS & ELECTRIC COMPANY
AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Year Ended December 31,
	Nine Months Ended September 30, 2002
		2001	2000	1999	1998	1997
	(Thousands, except ratios)
Earnings Available
Net Income	$202,024	$326,654	$266,820	$233,576	$215,812	$239,153
Plus:
Income Taxes	124,780	186,527	159,398	143,676	128,322	138,761
Interest on Long-Term Debt	67,871	92,533	95,869	95,611	101,384	110,134
Other Interest	7,708	17,015	8,327	7,506	6,375	10,327
Interest Component of Rents(a)	5,554	7,405	7,053	7,391	5,819	5,786

Total Available	$407,937	$630,134	$537,467	$487,760	$457,712	$504,161

Fixed Charges
Interest Charges	$75,579	$109,548	$104,196	$103,117	$107,759	$120,461
Interest Component of Rents(a)	5,554	7,405	7,053	7,391	5,819	5,786

Total Fixed Charges	$81,133	$116,953	$111,249	$110,508	$113,578	$126,247

Ratio of Earnings to Fixed Charges	5.03	5.39	4.83	4.41	4.03	3.99

Fixed Charges and Preferred Stock Dividends
Interest Charges	$75,579	$109,548	$104,196	$103,117	$107,759	$120,461
Interest Component of Rents(a)	5,554	7,405	7,053	7,391	5,819	5,786
Preferred dividends (pre-income tax basis)	1,026	1,329	1,353	1,382	1,368	1,372

Total Fixed Charges and Preferred Stock Dividends	$82,159	$118,282	$112,602	$111,890	$114,946	$127,619

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.97	5.33	4.77	4.36	3.98	3.95

(a)
Estimated interest component of rentals (1/3 of rentals was used where no readily defined interest element could be be determined.)

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THE CINCINNATI GAS & ELECTRIC COMPANY AND SUBSIDIARY COMPANIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS